UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 25, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒       Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

Westpac has today announced that its net profit attributable to owners of Westpac in First Half 2019 will be reduced by an estimated $260 million due to provisions arising from further work on its customer remediation programs(1). The provisions exclude any allowance for refunds to customers of authorised representatives(2) in relation to ongoing advice services fees which are still being determined.

1H19 Provision estimates

Of the estimated $260 million impact on net profit attributable to owners of Westpac:

•                                Approximately 90% relate to issues identified in previous financial years.

•                                Around half of the provisions relate to the financial advice business while the remainder relate to business and consumer banking.

•                                The $260 million includes costs associated with implementing the remediation programs along with interest on fees to be refunded.

The key remediation items include:

•                                Customer refunds associated with certain ongoing advice service fees charged by the Group’s salaried financial planners. The additional provisions reflect an increase in the estimated proportion of instances where records of financial advice were insufficient for the purposes of the remediation. As a result, the provision for this item has increased, bringing the estimated proportion of fees that will be refunded to around 28%(3).

•                                Refunds for certain consumer and business customers that had interest only loans that did not automatically switch, when required, to principal and interest loans.

•                                Refunds to certain business customers who were provided with business loans where they should have been provided with loans covered by the National Consumer Credit Protection Act.

(1)  Each remediation program has its own methodology. These methodologies and estimates may change over time as further facts emerge and may require additional provisions.

(2)  Authorised representatives are self-employed financial planners and planner groups operating under BT Financial Group’s (BTFG) licences.

(3)  The 28% calculation excludes interest costs. Interest costs are estimated to increase the fee refunds by approximately 50%.

Progress on determining refunds for customers of authorised representatives

In the Group’s 2018 Annual Report (in the contingent liabilities note (Note 31)), Westpac noted that it was working to estimate potential remediation costs where customers of authorised representatives paid ongoing service fees but no services were provided.

Westpac is focused on identifying and making refunds to customers as soon as possible and will commence remediation in the Group’s Second Half 2019 for customers of authorised representatives still operating under BT Financial Group’s (BTFG) licences.

Work is also underway to determine the extent of the services provided by authorised representatives who are no longer operating under BTFG’s licences, including those who have left the industry. This remediation program is more challenging, including because many of the authorised representatives’ files have been difficult to access.

The following details provide some background to the authorised representatives issue:

•                                Total fees received by authorised representatives from their customers in the period 2008 to 2018 were approximately $966 million.

•                                Within this total, fees received from customers by authorised representatives still operating under BTFG’s licences in the period 2008 to 2018 were approximately $437 million.

•                                For customers of authorised representatives, Westpac has not yet been able to finalise a reliable estimate of the proportion of fees that may need to be refunded.

•                                Interest on refunded fees and additional costs to implement this program will also need to be considered when determining any remediation provisions.

•                                Westpac will be assessing provisioning requirements for authorised representatives as part of its 1H19 results. This will be based on information available at that time.

Index to Exhibits

Exhibit No.	Description

1	ASX Announcement — Westpac provides an update on provisions for customer payments and related costs expected to be incurred in its 1H19 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: March 25, 2019	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Associate Director